United States securities and exchange commission logo





                              September 7, 2022

       Kevin Morris
       Chief Financial Officer
       Graze, Inc.
       1438 9th Street
       Santa Monica, CA 90401

                                                        Re: Graze, Inc.
                                                            Offering Statement
on Form 1-A
                                                            Filed September 1,
2022
                                                            File No. 024-11982

       Dear Mr. Morris:

               We have reviewed your offering statement and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

       Offering Statement on Form 1-A

       Cover Page

   1. Revise your cover page to disclose that investors will be required to subscribe to the
                                                        Offering via the
third-party platform managed by Wax, Inc. and agree to the terms of the
                                                        Offering and the
subscription agreement. Your disclosure should state whether any fees will be paid by
investors to use Wax, Inc.
       General

   2. Please expand your biographical disclosures regarding James Jordan, Kevin Morris and
                                                        Ray Anderson to address
their connection with Nommi, Inc. and any other companies for which they currently
serve as officers or directors. Include a risk factor that addresses any conflicts of interest
that these officers or employees have as a result of holding key positions in several
companies simultaneously and indicate the average number of hours per week or month each
person works or is anticipated to work. Refer to Item 10 of Form
 Kevin Morris
Graze, Inc.
September 7, 2022
Page 2
       1-A.
        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

      Please contact Alexandra Barone, Staff Attorney, at (202) 551-8816 or Jan Woo, Legal
Branch Chief, at (202) 551-3453 with any questions.



                                                             Sincerely,
FirstName LastNameKevin Morris
                                                             Division of
Corporation Finance
Comapany NameGraze, Inc.
                                                             Office of
Technology
September 7, 2022 Page 2
cc:       Andrew Stephenson, Esq.
FirstName LastName